One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
STEPHANIE A. CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

August 11, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Goldman Sachs ETF Trust (the “Registrant”),
SEC File Nos. 333-200933 and 811-23013

Dear Mr. Parachkevov:

We are writing in response to comments provided telephonically on July 8, 2016, with respect to your review of Post-Effective Amendment No. 10 (“PEA No. 10”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on May 25, 2016. PEA No. 10 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, for the purpose of registering Shares of Goldman Sachs TreasuryAccess 0-1 Year ETF (formerly, Goldman Sachs Short Term U.S. Treasury ETF) (the “Fund”). As requested, we have reproduced one of your comments below, followed by the Registrant’s response. We note that the Registrant will file responses to the remaining comments in connection with the Fund’s 485(b) filing. Capitalized terms have the meanings attributed to such terms in the registration statement.

Asen Parachkevov August 11, 2016 Page 2

Prospectus

Comment 1.    Please provide the completed “Annual Fund Operating Expenses” table for the Fund in advance of the 485(b) filing.

Response 1.    The Fund’s completed “Annual Fund Operating Expenses” table is attached hereto as Exhibit A.

*         *         *         *         *         *         *         *         *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:	Andrew Murphy, Goldman, Sachs & Co.

Joseph McClain, Goldman, Sachs & Co.

Asen Parachkevov August 11, 2016 Page 3

Exhibit A

Shareholder Fees	None
(fees paid directly from your investment)
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.14%
Distribution and/or Service (12b-1) Fee	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.14%